EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces investment in Revolution Resources

Toronto, Ontario, April 5, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that it has subscribed for 3,571,428 units of Revolution Resources Corp. (“Revolution”) pursuant to a non-brokered private placement. Each unit is comprised of one common share and one-half of one share purchase warrant, where each whole warrant will entitle the holder to acquire one common share at a price of CAD$0.125 for a period of two years following the closing of the private placement. After giving effect to the private placement, Kinross will hold 9,571,429 common shares and 4,785,714 share purchase warrants of Revolution, constituting approximately 9.67% of Revolution’s issued and outstanding common shares on a non-diluted basis, and 11.67% on a fully-diluted basis. The subscription price for the units is CAD$0.07 per unit for an aggregate purchase price of CAD$249,999.96.

The investment in Revolution is part of Kinross’ strategy to increase its exposure to quality exploration opportunities by investing in junior resource companies. Revolution is a Vancouver-based junior resource company focused on gold and silver exploration in Mexico and the United States.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact
Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com